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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of MARCH 2005

                          Commission File No.: 0-13966

                         MERCURY PARTNERS & COMPANY INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5C6
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          / X/ Form 20-F      / / Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ------------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ------------

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                           No        X
                                 ------------                  -------------

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection with Rule 12g3-2(b): 82-             .
                                    ------------

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                                 [MERCURY LOGO]


NEWS RELEASE FOR IMMEDIATE RELEASE

FOR:     Mercury Partners & Company Inc. (TSX Venture-MYP.U; OTCBB-MYPIF)

     VANCOUVER, Canada /23 March 2005/--Mercury Partners & Company Inc. (the "Company") announced it has entered into an agreement to settle and dismiss its two-year litigation with Cybersurf Corp. The Company did not admit to any liability or wrongdoing.

     Pursuant to the settlement agreement the Company will contribute CAD$725,000 to the settlement in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. The Company, which sold its entire investment in Cybersurf during 2004 for proceeds of approximately CAD$1.6 million, has also agreed not to acquire shares in Cybersurf in the future.

     The settlement brings to an end the significant legal expenses and management's time and effort that have and would continue to have been incurred to defend this lawsuit. This is of significant value because Cybersurf's ability to pay costs to the defendants, if unsuccessful, was highly questionable.

                                      -30-


Contact: Tom S. Kusumoto
         Mercury Partners & Company Inc.
         (604) 689-7565
         tsk@mercury.ca
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         THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
                     ADEQUACY OR ACCURACY OF THIS RELEASE.



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                                   SIGNATURES

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:         MERCURY PARTNERS & COMPANY INC.



By:                 /s/ Tom S. Kusumoto
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                    TOM S. KUSUMOTO, PRESIDENT


Date:               March 24, 2005
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